Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)		IFRS			CDN GAAP
	Q3 2014	2013(1)	2012(1)	2011	2010	2009
	YTD
Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	7,488	8,347	7,958	6,753	6,084	4,794
less: gain from investees	356	681	448	433	249	102

	7,132	7,666	7,510	6,320	5,835	4,692

Fixed charges	920	1,194	1,168	1,335	1,575	2,341

Earnings	8,052	8,860	8,678	7,655	7,410	7,033

Fixed charges
Interest expense	833	1,081	1,072	1,252	1,502	2,268
Estimate of the interest within rental expense	87	113	96	83	73	73

Fixed charges	920	1,194	1,168	1,335	1,575	2,341

Preference security dividend requirements(2)	159	274	274	274	282	243

Fixed charges and preferred dividends	1,079	1,468	1,442	1,609	1,857	2,584

Ratio of earnings to fixed charges	8.75	7.42	7.43	5.73	4.70	3.00

Ratio of earnings to fixed charges and preferred dividends	7.46	6.03	6.02	4.76	3.99	2.72

Including interest on deposits
Earnings
Income from continuing operations before income taxes	7,488	8,347	7,958	6,753	6,084	4,794
less: gain from investees	356	681	448	433	249	102

	7,132	7,666	7,510	6,320	5,835	4,692

Fixed charges	5,530	7,591	7,285	6,924	8,343	10,680

Earnings	12,662	15,257	14,795	13,244	14,178	15,372

Fixed charges
Interest expense	5,443	7,478	7,189	6,841	8,270	10,607
Estimate of the interest within rental expense	87	113	96	83	73	73

Fixed charges	5,530	7,591	7,285	6,924	8,343	10,680

Preference security dividend requirements(2)	159	274	274	274	282	243

Fixed charges and preferred dividends	5,689	7,865	7,559	7,198	8,625	10,923

Ratio of earnings to fixed charges	2.29	2.01	2.03	1.91	1.70	1.44

Ratio of earnings to fixed charges and preferred dividends	2.23	1.94	1.96	1.84	1.64	1.41

Note (1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (IFRS 10 and IAS 19).

Note (2)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.